 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Greenidge Generation Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39531G 100
(CUSIP Number)

September 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

210 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

CCW/LAW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

OO; HC

3

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

Covenant RHA Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

OO; HC

4

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

RHA Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

CO; HC

5

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

Robert Alpert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

IN; HC

6

CUSIP No. 39531G 100

1	NAME OF REPORTING PERSON

C. Clark Webb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		482,295
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

482,295
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.99%
12	TYPE OF REPORTING PERSON

IN; HC

7

CUSIP No. 39531G 100

On September 14, 2021, the event date which required the filing of this Schedule 13G, the Reporting Persons beneficially owned more than 5% of the Issuer’s Class A Common Stock. On September 22, 2021, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s Class A Common Stock. Accordingly, this Schedule 13G constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer:

Greenidge Generation Holdings Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

590 Plant Road

Dresden, NY 14441

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

(i) 210 Capital, LLC, a Delaware limited liability company (“210 Capital”);

(ii) Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”);

(iii) CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”);

(iv) RHA Investments, Inc., a Texas corporation (“RHA Investments”);

(v) Robert Alpert, a United States citizen; and

(vi) C. Clark Webb, a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The address of the principal business office of each of the Reporting Persons is 4514 Cole Avenue, Suite 1600, Dallas, Texas 75205.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

39531G 100

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CUSIP No. 39531G 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

All ownership information reported in this Item 4 is as of the close of business on September 23, 2021.

(a)	Amount beneficially owned:

210 Capital is the direct beneficial owner of 482,295 shares of Class A Common Stock. The shares of Class A Common Stock beneficially owned includes shares of Class A Common Stock underlying the Issuer’s Class B Common Stock, which are held directly by 210 Capital, that may be converted on a one-for-one basis, subject to a conversion cap limit pursuant to an agreement with the Issuer that provides such Class B Common Stock may not be converted into Class A Common Stock if, after such conversion, 210 Capital, together with its affiliates and any other person acting together with it and its affiliates, would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Issuer’s then issued and outstanding shares of Class A Common Stock. 210 Capital is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities directly held by 210 Capital covered by this Schedule 13G.

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CUSIP No. 39531G 100

(b)	Percent of class:

The following percentages are based on 9,320,435 shares of Class A Common Stock outstanding as of September 14, 2021, which is the total number of shares of Class A Common Stock outstanding as disclosed by the Issuer to the Reporting Persons.

As of the close of business on September 23, 2021, the Reporting Persons beneficially owned approximately 4.99% of the outstanding shares of Class A Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following box ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

RHA Partners and CCW Holdings share voting and dispositive power over the shares of Class A Common Stock beneficially owned by 210 Capital. Mr. Webb shares voting and dispositive power over the shares of Class A Common Stock beneficially owned by CCW Holdings. Mr. Alpert shares voting and dispositive power over the shares of Class A Common Stock beneficially owned by RHA Investments, which shares voting and dispositive power over RHA Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

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CUSIP No. 39531G 100

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 39531G 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	RHA Investments, Inc.
Its:	Member

By:	/s/ Robert Alpert
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert Alpert
Its:	President

/s/ Robert Alpert
ROBERT ALPERT

/s/ C. Clark Webb
C. CLARK WEBB

12